UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                                 HTE, INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 403926108
                       ------------------------------
                               (CUSIP Number)

                                Barry Symons
                            20 Adelaide St. East
                                 Suite 1200
                          Toronto, Ontario MSC 2T6
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 14, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 403926108                 13D

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Constellation Software, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,144,500

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,144,500

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,144,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.58%

14  TYPE OF REPORTING PERSON*

    CO

                                SCHEDULE 13D
                                ------------

          This Statement on Schedule 13D (this "Statement") relating to the Common Stock, par value $.01 per share (the "Common Stock"), of HTE, Inc., amends the Schedule 13D filed by the Reporting Person on March 12, 2001.

ITEM 1.   SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

          Unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended in its entirety as follows;

          The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on May 9, 2001, which stated that as of April 30, 2001, there were 17,395,425 shares of Common Stock outstanding.

          (a) Constellation directly owns 1,144,500 shares of Common Stock representing approximately 6.58% of the outstanding Common Stock.

          (b) Constellation has the sole power to vote and dispose of 1,144,500 shares of Common Stock.

          (c) Constellation has made the following transactions in the last 60 days. All transactions were effected on the Nasdaq National Market.

Date             Number of Shares      Price Per Share (excluding commissions)
----             ----------------      ---------------------------------------
April 19, 2001        2,000                           $1.60
April 20, 2001        30,000                          $1.60
April 25, 2001        57,000                          $1.77
April 26, 2001        8,900                           $1.80
April 27, 2001        2,100                           $1.80
April 30, 2001        10,000                          $1.80
May 1, 2001           10,100                          $1.80
May 2, 2001           5,600                           $1.80
May 3, 2001           2,000                           $1.80
May 4, 2001           25,000                          $1.80
May 9, 2001           20,700                          $1.80
May 14, 2001          11,300                          $1.90

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Unchanged

                                 SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2001



                                CONSTELLATION SOFTWARE INC.

                                By: /s/ Barry Symons
                                    -------------------------------------------
                                    Name:  Barry Symons
                                    Title:  Vice President, Finance & Secretary